SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CNL AMERICAN PROPERTIES FUND, INC.
                            (Name of Subject Company)

          SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC;
 SUTTER ACQUISITION FUND, LLC; ROBERT DIXON; AND SUTTER CAPITAL MANAGEMENT, LLC
                                    (Bidders)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
          Robert Dixon                        Paul J. Derenthal, Esq.
          Sutter Capital Management, LLC      Derenthal & Dannhauser
          150 Post Street, Suite 405,         One Post Street, Suite 575
          San Francisco, California 94108     San Francisco, California  94104
          (415) 788-1444                      (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                         Transaction           Amount of
                         Valuation*            Filing Fee

                         $15,750,000           $1,449

* For purposes of calculating the filing fee only. Assumes the purchase of 2,250,000 Shares at a purchase price equal to $7.00 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,449
         Form or Registration Number:  Schedule TO
         Filing Party:  Above Bidders
         Date Filed: September 23, 2002; November 7, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                        FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by SUTTER HOLDING COMPANY, INC., SUTTER OPPORTUNITY FUND 2, LLC, SUTTER ACQUISITION FUND, LLC, ROBERT DIXON, and SUTTER CAPITAL MANAGEMENT, LLC (the "Purchasers") to purchase up to 2,250,000 Shares of the Common Stock, Par Value $.01 (the "Shares") of CNL AMERICAN PROPERTIES FUND, INC., a Maryland corporation (the "Issuer"), the subject company. The Offer terminated on December 10, 2002. The Offer resulted in the tender by Share holders, and acceptance for payment by the Purchasers, of a total of 22,934.915 Shares. Upon completion of the Offer, the Purchaser and its affiliates held an aggregate of approximately 22,934.915 Shares, or approximately .052% of the total outstanding Shares.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 18, 2002

SUTTER HOLDING COMPANY, INC.

By:      /s/ ROBERT DIXON
         -----------------------------------------
         Robert Dixon, Co-Chief Executive Officer


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


SUTTER ACQUISITION FUND, LLC,

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC,

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

/s/ ROBERT DIXON
-----------------------------------------
Robert Dixon



                                       2